United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

December 2024

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

Press Release

Vale completes decharacterization works at Área IX Dam

Rio de Janeiro, December 20, 2024 - Vale S.A. (“Vale” or “Company”) informs that it has completed the decharacterization works at the Área IX dam, located in Ouro Preto (MG). This is the 17th upstream structure eliminated by Vale, completing 57% of the Upstream Dam Decharacterization Program[1]. Once the work is completed, the decharacterization will go through the assessment and validation process by the authorities, in compliance with applicable legislation. Actions outlined in the area’s environmental recovery plan are underway.

Upstream Dam Decharacterization Program

Since 2019, Vale has been consistently advancing in its commitment to eliminate all of its upstream tailing’s dams in Brazil. To execute the program, Vale has already invested more than R$ 10 billion. The structures are inactive and under permanent monitoring, 24 hours a day, by the Company’s Geotechnical Monitoring Centers (CMG).

The solutions applied are compatible with the unique characteristics of each structure and prioritize the safety of people and the environment. Actions are continuously evaluated and monitored by independent audits and by the competent authorities. More information about Vale’s dam management is available at www.vale.com/dams.

Marcelo Bacci

Executive Vice President, Finance and Investor Relations

For further information, please contact:

Vale.RI@vale.com

Thiago Lofiego: thiago.lofiego@vale.com

Mariana Rocha: mariana.rocha@vale.com

Luciana Oliveti: luciana.oliveti@vale.com

Pedro Terra: Pedro.terra@vale.com

Patrícia Tinoco: patricia.tinoco@vale.com

This press release may include statements that present Vale’s expectations about future events or results. All statements, when based upon expectations about the future, involve various risks and uncertainties. Vale cannot guarantee that such statements will prove correct. These risks and uncertainties include factors related to the following: (a) the countries where we operate, especially Brazil and Canada; (b) the global economy; (c) the capital markets; (d) the mining and metals prices and their dependence on global industrial production, which is cyclical by nature; and (e) global competition in the markets in which Vale operates. To obtain further information on factors that may lead to results different from those forecast by Vale, please consult the reports Vale files with the U.S. Securities and Exchange Commission (SEC), the Brazilian Comissão de Valores Mobiliários (CVM) and in particular the factors discussed under “Forward-Looking Statements” and “Risk Factors” in Vale’s annual report on Form 20-F.

[1] Considering the total of 30 structures included in the program.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)

	By:	/s/ Thiago Lofiego
Date: December 20, 2024		Director of Investor Relations